Exhibit 1

N E W S R E L E A S E

TALISMAN ENERGY EXPECTS SIGNIFICANT PRODUCTION GROWTH IN 2006

$5.2-$5.6 BILLION IN CASH FLOW

$4.4 BILLION IN EXPLORATION AND DEVELOPMENT SPENDING

CALGARY, Alberta — December 19, 2005 — Talisman Energy Inc. plans to spend $4.4 billion on exploration and development in 2006, representing an increase of approximately 36% over 2005 (1). North America and the North Sea account for more than 80% of expected spending.

Looking forward, Talisman believes it can deliver growth at the upper end of its targeted 5-10% production per share range through 2008. Production in 2006 is estimated to average between 515,000-545,000 boe/d. This represents growth of 11-18% relative to 2005, excluding any Paladin volumes in 2005. The Paladin acquisition was initially expected to close late in the year but is now anticipated to add 5,000-6,000 boe/d of production (annualized basis) in 2005. Including these Paladin volumes, growth relative to 2005 is expected to be in the 10-16% range.

The Company intends to dispose of some 10,000-15,000 boe/d of production from non-core assets in Western Canada and the North Sea early in 2006. Once the impact of these sales is known, subsequent production and financial guidance for 2006 will be updated.

Talisman expects to generate approximately $5.2-$5.6 billion in cash flow (2) in 2006, based on a US$57/bbl WTI oil price, a US$9.00/mmbtu NYMEX natural gas price and a US$/C$ exchange rate of $0.84. Additional guidance details and sensitivities are included in tables later in this news release. The Company plans to release its 2005 results on March 1, 2006.

“Talisman has a very attractive opportunity set which is reflected in our 2006 capital spending program,” said Dr. Jim Buckee, President and Chief Executive Officer. “The Paladin acquisition has gone smoothly and adds significantly to both production and drilling opportunities in 2006 and beyond. We have assumed that commodity prices will be relatively flat in 2006 with continued demand growth. Even so, we expect upwards of 15% growth in cash flow, well in excess of anticipated capital spending.

“Our inventory of investment opportunities should generate approximately 10% production growth annually through 2008. In North America, we expect to drill 685 gross wells in 2006 with large programs in the Alberta Foothills, Bigstone/Wild River, Edson, the Deep Basin, Appalachia and Monkman areas. We expect to grow our North American gas production by at least 3-5% annually over the next three years through the drill bit.

(1) Readers are cautioned that this news release includes forward-looking statements. Please see “Forward-looking Statements” and “Corporate Guidance Assumptions” below.

(2) The term “cash flow” is a non-GAAP measure, please see the Non-GAAP Financial Measures advisory below.

“We have a significant program in the North Sea next year, led by the 45,000 bbls/d Tweedsmuir development which is expected to be onstream at the end of the first quarter of 2007. In addition, we are planning to drill 63 gross wells, including 18 exploration wells.

“Our major project in Malaysia/Vietnam will be the Northern Fields development on Block PM-3 CAA, with first production in 2008. We also have seven exploration wells planned including our first well on Block 15-2/01 offshore Vietnam.

“The Corridor expansion project is on schedule for first gas deliveries to West Java in the first quarter of 2007. We expect Talisman’s Indonesian gas production to increase from approximately 175 mmcf/d in 2005 to over 300 mmcf/d in 2008.

“Elsewhere, phase two expansion of the MLN facilities in Algeria is proceeding, with an expected onstream date late in 2007. In Trinidad, we are currently drilling our first onshore exploration well with plans for two to three additional wells in 2006. We are drilling our first offshore exploration well in Qatar and plan two additional wells next year. Talisman is also evaluating additional drilling in Peru to follow up on our recent oil discovery.

“In summary, we expect to continue to deliver strong production, drilling and financial results. Talisman has a visible growth profile going forward. We anticipate record cash flow again in 2006. Our balance sheet is strong and we have world class exploration opportunities.”

2006 GUIDANCE (3)

Talisman expects to generate cash flow of $14.25-15.25/share in 2006, based on the mid-point of the production guidance range. This is a 12-20% increase over the estimated 2005 figure, without additional share buy backs in 2006.

Production in 2006 is expected to average between 515,000-545,000 boe/d, with most of the increase over 2005 coming from the North Sea and Southeast Asia. Talisman believes it can achieve average compound production per share growth of approximately 10% per annum between 2005 and 2008.

Talisman has budgeted approximately $4.4 billion in exploration and development spending in 2006, up 36% over 2005. Approximately one-third of this increased spending is on the Paladin assets and the remainder is due to an increased work scope and some cost inflation.

Approximately $2.1 billion (48% of the budget) will be spent drilling 685 domestic and 136 international exploration and development wells. The other major budget items are plant and equipment ($1.7 billion) and land/G&G ($450 million).

Exploration and development spending in North America is estimated at $2 billion (45% of total Company spending). Over 90% of conventional North American spending will be directed towards natural gas exploration and development.

Capital spending in the North Sea is expected to increase to about $1.6 billion in 2006. Exploration activity remains centered on prospects in the central North Sea and the Norwegian Continental Shelf.

(3) The forward-looking statements set forth above and under “2006 Guidance” are based on assumptions and factors set out at the end of the news release.

In SE Asia, spending will increase with expansion of the gas processing facility in the Corridor Block in Indonesia. In addition, spending in Malaysia and Vietnam is expected to total approximately $350 million, including commencement of the Northern Fields development project on Block PM-3 CAA. Algerian spending will increase with expansion of the MLN facilities. Spending in Trinidad will be directed at exploration with one offshore and up to three onshore wells planned.

Royalty rates are expected to average between 15-17%. Unit operating costs (including transportation) are forecast at $9.35-$10.45/boe. An effective income tax rate of between 42-48% is expected (calculated on income after PRT expense which is deductible for income tax purposes). Cash and future income tax estimates incorporate the 10% UK tax rate increase effective January 1, 2006; however, future tax estimates exclude an estimated one-time non-cash income tax charge of approximately $300 million associated with the rate increase which the Company expects to book in the first quarter of 2006. This one-time charge relates to years prior 2006 and will not be reflected in Earnings from Operations.

Unit G&A is expected to fall slightly to $1.13/boe. As a result of increased debt in conjunction with the Paladin acquisition, interest expense is estimated to increase to approximately $280 million in 2006, of which approximately $70 million is expected to be capitalized.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Australia, Algeria, Trinidad and Tobago, Tunisia and the United States. Talisman’s subsidiaries also conduct business in Colombia, Qatar, Peru, Romania and Gabon. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted. The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager

Corporate & Investor Communications

Phone: 403-237-1196 Fax: 403-237-1210

E-mail: tlm@talisman-energy.com

25-05

Financial Information

All dollar amounts are stated in Canadian dollars, except where otherwise indicated. Unless otherwise indicated below, the Canadian financial information included in this news release is set out in accordance with Canadian generally accepted accounting principles, which differs from generally accepted accounting principles in the U.S. See the notes to the Company’s consolidated financial statements for information concerning significant differences between Canadian and U.S. generally accepted accounting principles.

Non-GAAP Financial Measures

Cash flow per share is one measure used by the Company to assess operating results. Cash flow per share is not defined by Canadian or US GAAP and as such does not have a standardized meaning prescribed by Canadian or US GAAP. Cash flow per share may not be comparable to similarly titled measures reported by other companies. Cash flow per share should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities per share or net income per share as determined in accordance with Canadian or US GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share as presented in this news release has been calculated on a consistent basis for the year ended December 31, 2005 and the year ending December 31, 2006.

This news release does not include an estimate of the 2005 net income per share as it is not practicable to do so at this time.

Forward-looking Statements

This news release contains statements concerning future projects and growth, anticipated cash flow and cash flow per share, estimated volumes and timing of future production, business plans for exploration, development and drilling, anticipated budget costs for items including drilling, plant and equipment and land/G&G costs, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute “forward-looking statements” within the applicable securities legislation.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•                  the ability of management to execute the business plan which forms the basis for this news release;

•                  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•                  risks and uncertainties involving geology of oil and gas deposits;

•                  the uncertainty of reserves estimates and reserves life;

•                  the uncertainty of estimates and projections relating to production, costs and expenses;

•                  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•                  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•                  health, safety and environmental risks;

•                  uncertainties as to the availability and cost of financing;

•                  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•                  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•                  general economic conditions;

•                  the effect of acts of, or actions against international terrorism; and

•                  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The completion of contemplated asset dispositions discussed in this news release is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information on these and other factors, which could affect the Company’s operations or financial results, are included in the Company’s Annual Report under the headings “Management’s Discussion and Analysis- Risks and Uncertainties”, “- Liquidity and Capital Resources”, and “- Outlook for 2005”, as well as in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Advisory — Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Throughout this report, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

You may read any document Talisman furnishes to the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Talisman Corporate Guidance Assumptions (1)

These Corporate Guidance assumptions set forth the material assumptions that form the basis for the forward looking information set forth in the December 19, 2005 news release and certain material factors that could cause actual results to materially differ from the forward looking information.

Daily Production Volumes (Before Royalties)

	FY 2006
Oil & NGL (bbls/d)
North America (2)	54,000	-	56,000
United Kingdom (3)	109,000	-	113,000
Norway (3) 45,000	49,000	-
Indonesia	11,000	-	13,000
Malaysia/Vietnam	36,000	-	38,000
North Africa (4)	16,000	-	18,000
Trinidad	7,000	-	9,000
Australia	6,000	-	8,000
	284,000	-	304,000

Natural Gas (mmcf/d)
North America	935	-	955
United Kingdom (3)	135	-	140
Norway (3)	10	-	15
Indonesia	190	-	210
Malaysia/Vietnam	115	-	125
	1,385	-	1,445

Total mboe/d (6mcf = 1boe)	515	-	545

Capital Expenditures (C$millions) (5)

North America	1,985
United Kingdom (3)	1,210
Norway (3)	405
Indonesia	85
Malaysia / Vietnam	350
North Africa (4)	65
Trinidad	65
Australia	5
Other International	230
Corporate	40
Acquisitions (net)	20
Total	4,460

Average Cost Data (5)

	FY 2006
	Royalty Rate (%)			Unit Op Costs			Unit Transport Costs (7)
Oil & Liquids				(C$per bbl)
North America (6)	20%	-	22%	7.55	-	8.50	0.53	-	0.57
United Kingdom	3	1%		15.65	-	17.60	1.84	-	1.98
Norway (3)		0.5%		14.80	-	16.70	1.50	-	1.60
Indonesia	55%	-	59%	8.30	-	9.35	0.80	-	0.86
Malaysia/Vietnam	33%	-	37%	3.10	-	3.50		nil
North Africa (4)	36%	-	40%	3.10	-	3.50	1.51	-	1.62
Trinidad	13%	-	15%	3.90	-	4.40		nil
Australia		nil		4.70	-	5.30		nil

Natural Gas						(C$per mcf)
North America	19%	-	22%	0.87	-	0.98	0.22	-	0.24
United Kingdom (3)	4%	-	6%	0.60	-	0.65	0.56	-	0.60
Norway (3)		nil		2.55	-	2.85	0.23	-	0.25
Indonesia	29%	-	33%	0.37	-	0.43	0.57	-	0.61
Malaysia/Vietnam	22%	-	24%	0.15	-	0.17		nil

				(C$per boe)
Average Total	15%	-	17%	7.95	-	8.95	1.40	-	1.50

(1) Corporate Guidance assumptions do not reflect any impact of potential asset sales.

(3) United Kingdom includes Netherlands, Norway includes Denmark

(4) Includes Algeria and Tunisia.

(2) Includes 4,000 bbls/d Syncrude production.

(5) Assumptions: WTI: US$57.00/bbl; NYMEX: US$9.00/mmbtu; US$/C$: 0.84; C$/£: 2.10

(6) Excludes Syncrude (approximately 11% royalty and $20.00 /bbl operating costs).

(7) Separate item from unit operating costs.

Other Information (5), (8)

	FY 2006
Income Taxes (9) (C$millions)
Current Income Tax	1,190	-	1,320
Future Income Tax (Recovery)	280	-	305
Petroleum Revenue Tax (Current)	270	-	310
Petroleum Revenue Tax (Deferred)	30	-	50
Effective Income Tax Rate (After Deducting Petroleum Revenue Tax)	42%	-	48%

DD&A and ARO (C$/boe):	12.15	-	12.45
Dry Hole Costs 8 (C$millions):	400	-	460
Exploration Costs (C$millions):	325	-	375

Midstream, Pipeline and Other:
Revenues (C$millions):	120	-	140
Operating Costs (C$millions):	30	-	40
Other Expenses (C$millions):	10	-	20

Price Realization Assumptions (10)	Average Realized Prices

			US$/bbl	C$/bbl
At Posted Prices
		Oil & Liquids
		North America	44.33	52.77
		United Kingdom (3)	53.79	64.04
WTI (US$/bbl):	57.00	Norway (3)	54.94	65.41
Edmonton Light (C$/bbl):	66.96	Indonesia	53.64	63.86
Brent (US$/Bbl)	55.00	Malaysia/Vietnam:	57.16	68.05
		North Africa (4)	55.00	65.48
Henry Hub (US$/mmbtu):	9.00	Trinidad	53.00	63.10
AECO (C$/GJ):	8.44	Australia	56.12	66.81

		Natural Gas	US$/mcf	C$/mcf
		North America	8.11	9.66
		United Kingdom (3)	6.41	7.63
		Norway (3)	3.03	3.61
		Indonesia	6.08	7.24
		Malaysia/Vietnam	3.42	4.07

Sensitivities (10),(11)

Cash Flow Sensitivity (Approximate impact in 2006, in millions C$) (12)

	Pre-Tax Cash Flow (12)	Income Taxes (9)	PRT (9)	After-Tax Cash Flow (12)
Volume Changes
Oil +/-10%	538	231	44	263
Natural Gas +/-10%	310	61	7	242
Price Changes 10
WTI Oil - US$1.00/bbl	111	49	8	54
N.A. Natural Gas - C$0.10/mcf	25	3	-	22
Exchange Rate Changes
US$increased by US$0.01	94	17	4	73
£ increased by C$0.025	(4)	(7)	(1)	4

(8) Talisman employs the “Successful Efforts Accounting Method”, whereby exploration costs and unsuccessful exploration drilling costs (“Dry Hole Costs”) are expensed as incurred. Dry

Hole Costs are estimated from an evaluation of the geological risks associated with the Company’s exploration prospects, and are subject to uncertainty.

(9) Cash and future income taxes, and Petroleum Revenue Taxes (PRT) vary with revenue and the level and classification of expenditures and are complicated by the fact that the Company carries on business in several different tax jurisdictions. Cash and future income tax estimates incorporate the 10% UK tax rate increase effective Jan 1, 2006; however, future tax estimates exclude a one-time non-cash income tax charge of approximately C$300 million associated with the rate increase and which the Company expects to book in 1Q06. This one-time charge relates to years prior to 2006 and will not be reflected in Earnings from Operations.

(10) Assumptions: WTI: US$57.00/bbl; NYMEX: US$9.00/mmbtu; US$/C$: 0.84; C$/£: 2.10. The impact of commodity contract hedges has been included.

(11) Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material.

Except for a small portion which is sold at a fixed price, most of the Indonesian natural gas price is based on the price of crude oil and has therefore been included in the price sensitivity for oil.

(12) Cash Flow is a non-GAAP measure, the components of which are set out in the 2004 annual report.